UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 10, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Rock Ridge Controlled Subsidiary - Pensacola, FL

On June 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Rock Ridge Controlled Subsidiary”) for an initial purchase price of approximately $2,317,000, which is the initial stated value of our equity interest in a new investment round in the Rock Ridge Controlled Subsidiary (the “Rock Ridge Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Rock Ridge Controlled Subsidiary, for an initial purchase price of approximately $20,856,000 (the “Rock Ridge Interval Fund Investment” and, together with the Rock Ridge Growth eREIT VII Investment, the “Rock Ridge Investment”). The Rock Ridge Controlled Subsidiary used the proceeds of the Rock Ridge Investment to acquire sixty-nine (69) single family homes, generally located at 9907 Cali Lane, Pensacola, Florida (the “Rock Ridge Property”). The Rock Ridge Property was built in 2020 and was approximately 98.4% occupied as of the closing date. The initial Rock Ridge Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Rock Ridge Property and the Rock Ridge Investment occurred concurrently.

The Rock Ridge Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Rock Ridge Growth eREIT VII Investment, we have authority for the management of the Rock Ridge Controlled Subsidiary, including the Rock Ridge Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Rock Ridge Investment, paid directly by the Rock Ridge Controlled Subsidiary.

The Rock Ridge Property was acquired for a purchase price of approximately $23,173,000, which includes closing costs and the acquisition fee of approximately $230,500. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Rock Ridge Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Rock Ridge Property. There can be no guarantee that such results will be achieved. No third party financing was used for the acquisition of the Rock Ridge Property, though future financing has been assumed in the return projections below.

The following table contains underwriting assumptions for the Rock Ridge Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Rock Ridge Property	5.5%	3.0%	3%	4.5%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 16, 2021